UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENERAL MOLY, INC.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

451272306
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(CUSIP Number)

December 31, 2007
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451272306
1.	Names of Reporting Persons Robert L. Russell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 1,592,762
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,592,762
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,762*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (10) 2.8%**
12.	Type of Reporting Person (See Instructions) IN
* Includes 270,362 shares of the Issuer’s common stock held by the Reporting Person’s spouse.

** Based on 56,986,882 shares of the Issuer's common stock outstanding as of November 13, 2007, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 15, 2007.

Item 1.

(a)	Name of Issuer: General Moly, Inc.

(b)	Address of Issuer's Principal Executive Offices: 1726 Cole Blvd., Suite 115, Lakewood, CO 80401

Item 2.

(a)	Name of Person Filing: Robert L. Russell

(b)	Address of Principal Business Office: 120 N. Pine Street, Ste. 156, Spokane, WA 99202

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 451272306

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned: 1,592,762 shares of the Issuer's common stock.

(b)
Percent of Class:  2.8%, based on 56,986,882 shares of the Issuer's common stock outstanding as of November 13, 2007, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 15, 2007.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,592,762

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 1,592,762

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

[Remainder of Page Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Robert L. Russell
Signature

Robert L. Russell
Name/Title